August 13, 2007
Writer’s Direct
Contact   415.268.7197
JCampbell@mofo.com

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         GoFish Corporation
Registration Statement on Form SB-2
August 13, 2007

Ladies and Gentlemen:

On behalf of GoFish Corporation, a Nevada corporation (the “Company”), we transmit herewith for filing a Registration Statement on Form SB-2 (the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offering from time to time by the selling securityholders of the Company identified under “Selling Securityholders” in the prospectus forming a part of the Registration Statement of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), issuable upon (1) conversion of the Company’s 6% Senior Convertible Notes due June 2010 (the “June 2007 Notes”) and exercise of related warrants (the “June 2007 Warrants”) sold in a private placement transaction that closed in June 2007 and (2) exercise of placement agent warrants (the “June 2007 Placement Agent Warrants”) issued to placement agents in connection with such private placement.

We note that the appropriate filing fee was previously sent by the Company to the Securities and Exchange Commission by wire transfer.

If you have any questions in connection with this filing, please do not hesitate to contact the undersigned at (415) 268-7197.

Please acknowledge receipt of this transmission by notifying the person indicated in the “Notify” line in the submission header of the above-referenced filing.

Sincerely,

/s/ John W. Campbell III, Esq.

John W. Campbell III, Esq.